Exhibit 21.1

Subsidiaries of Audience, Inc.

Subsidiary of Audience, Inc.:

Audience International, Inc. (Cayman Islands)

Subsidiaries of Audience International, Inc.:

Audience Manufacturing Services, Inc. (Cayman Islands)

Audience Sales and Support, Inc. (Cayman Islands)

Audience Singapore PTE LTD (Singapore)

Subsidiaries of Audience Singapore PTE LTD

Audience Korea Yuhan Hoesa (South Korea)